Exhibit 99.2

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of October 8, 2018,

BETWEEN:

1182060 B.C. UNLIMITED LIABILITY COMPANY, an unlimited liability company incorporated under the laws of the province of British Columbia

(the “AcquisitionCo”)

- and -

MAXAR TECHNOLOGIES LTD., a corporation existing under the laws of the Province of British Columbia

(the “Company”)

RECITALS:

A.           The board of directors of the Company has unanimously determined that it would be in the best interests of the Company to reorganize its shareholdings pursuant to an arrangement under the BCBCA to effect, among other things, the exchange of each existing common share of the Company for one share of common stock of a newly-incorporated parent entity to be formed under the laws of the State of Delaware in the United States of America, Maxar Technologies Inc., and the Company and AcquisitionCo shall be amalgamated to form one unlimited liability company with the same effect as if they had amalgamated under Section 273 of the BCBCA.

B.           The Company intends to propose the Arrangement to its Securityholders, under Section 288 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Schedule A to this Agreement.

C.           The Parties hereto intend that the Arrangement will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), and that this Agreement be adopted as a “plan of reorganization” for purposes of Sections 354 and 368 of the Code and the Treasury Regulations thereunder.

D.           The Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing Recitals and for other matters related to the transaction provided for in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1                                   Defined Terms

As used in this Agreement, the following terms have the following meanings:

“AcquisitionCo” has the meaning ascribed thereto in the preamble hereto.

“Agreement” means this arrangement agreement as it may be amended, supplemented or otherwise modified from time to time.

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of this Agreement or Section 5.1 of the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and AcquisitionCo, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting by Securityholders, substantially in the form set out in Schedule B.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or New York, New York.

“Circular” means the management information circular relating to the Meeting, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Equity Plans” means the Company’s 2014 Long-term Incentive Plan, 2015 Long-term Incentive Plan, 2016 Long-term Incentive Plan, 2017 Long-Term Incentive Plan, Omnibus Equity Incentive Plan and the assumed DigitalGlobe, Inc. Employee Stock Option Plan.

“Company Shares” means the common shares in the capital of the Company.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.5.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Company and AcquisitionCo agree to in writing before the Effective Date.

“ESPP” means the Company’s Employee Share Purchase Plan.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting.

“Law” means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“LTIP Unit” means the appreciation units granted under the Company Equity Plans.

“LTIP Unitholders” means the holders of LTIP Units.

“Maxar U.S.” means Maxar Technologies Inc., a direct wholly-owned subsidiary of the Company to be incorporated as a corporation under the Delaware General Corporation Law prior to the Effective Time.

“Maxar U.S. Common Stock” means the common stock, par value $0.0001 per share, of Maxar U.S.

“Meeting” means the special meeting of the Securityholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order, to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular.

“NYSE” means the New York Stock Exchange.

“Parties” means AcquisitionCo, the Company, and, upon its formation, Maxar U.S., and “Party” means either of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement proposed under Section 288 of the BCBCA, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Replacement LTIP Unit” means an appreciation unit granted in respect of Maxar U.S. Common Stock in replacement of an LTIP Unit on the basis set forth in the Plan of Arrangement.

“RSU” means the Company restricted stock units granted under the Company Equity Plans.

“Securityholders” means the Shareholders and the LTIP Unitholders.

“Share Matching Program” means the Company’s Share Ownership Plan.

“Shareholders” means the registered and/or the beneficial holders of the Company Shares, as the context requires.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

Section 1.2                                   Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)          Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)          Currency. Except where otherwise specified, all sums of money which are referred to in this Agreement are expressed U.S. dollars.

(c)          Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)          Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e)          Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(f)           Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(g)          Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(h)          Time References. References to time are to local time in Vancouver, British Columbia.

Section 1.3                                   Schedules

The following schedules are attached to this Agreement and are incorporated by references into this Agreement and form a part thereof:

Schedule A – Form of Plan of Arrangement

Schedule B – Form of Arrangement Resolution

ARTICLE 2
THE ARRANGEMENT

Section 2.1                                   Arrangement

The Parties agree that the Arrangement will be implemented in accordance with the terms of and subject to the conditions contained in this Agreement and the Plan of Arrangement.

For U.S. federal income tax purposes, the Parties shall treat the steps of the Arrangement as constituting a single integrated plan qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder, and shall file all U.S. federal, state, local tax returns consistent with such treatment.

Section 2.2                                   Interim Order

As soon as reasonably practicable after the date of this Agreement, the Company shall apply, pursuant to the BCBCA, and, in cooperation with AcquisitionCo, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)                                 for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)                                 that the required level of approval for the Arrangement Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast on such Arrangement Resolution, in person or by proxy, by: (i) Shareholders; and (ii) Shareholders and LTIP Unitholders voting together as a single class;

(c)                                  that, in all other respects, the terms, restrictions and conditions of the Company’s constating documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)                                 for the grant of Dissent Rights;

(e)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(f)                                   that the Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court.

Section 2.3                                   The Meeting, Circular and Court Proceedings

(1)          The Company shall convene and conduct the Meeting in accordance with the Interim Order, the Company’s constating documents and Law as soon as reasonably practicable.

(2)          The Company shall prepare and complete the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Securityholder and other Persons as required by the Interim Order and Law.

(3)          In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall cooperate with AcquisitionCo in pursuing the Interim Order and the Final Order.

Section 2.4                                   Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA.

Section 2.5                                   Effective Date

Subject to the satisfaction, or, where not prohibited, the waiver by the Party or Parties for whose benefit such condition exists, of the conditions set forth in Section 2.7, the Arrangement shall become effective on January 1, 2019 or such other date upon which the Parties agree in writing.

Section 2.6                                   Maxar U.S. Matters

(1)                                 The Company shall prior to the Effective Date, incorporate and organize Maxar U.S. and do or cause to be done all actions and things as are contemplated to be done by Maxar U.S. under this Agreement for this Agreement to be the valid and binding obligation of Maxar U.S. and enforceable in accordance with its terms.

(2)                                 The Parties shall cause Maxar U.S. to:

(a)                                 assume, as of the Effective Time, the obligations in respect of awards under the Company Equity Plans (as provided in Section 2.7) and take such corporate action as reasonably necessary to reserve for issuance a sufficient number of authorized, but unissued shares of Maxar U.S. Common Stock for delivery upon the exercise or settlement of the awards under the Company Equity Plans; and

(b)                                 apply to list the Maxar U.S. Common Stock issuable pursuant to the Arrangement on the TSX and the NYSE, and use its commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Maxar U.S. Common Stock on the TSX and the NYSE.

Section 2.7                                   Company Equity Plans

Each Party agrees that:

(a)           prior to the Effective Date, the Parties shall each take all steps necessary to implement the provisions of this Section 2.7, including to exercise any discretion provided under, or to the extent required, to amend the Company Equity Plans and all other similar equity-based compensation plans to provide that:

(i)            each outstanding LTIP Unit at the Effective Time shall be exchanged for a Replacement LTIP Unit, with the terms and conditions of such Replacement LTIP Unit being substantially similar to such LTIP Unit for which it was exchanged (other than the currency of the strike price or base price, as applicable, which shall be denominated in U.S. dollars and converted, as necessary, into U.S. dollars using the rate of exchange quoted by the Bank of Canada for the closest preceding Business Day prior to the Effective Date), as adjusted to take into account the Arrangement pursuant to the terms of the applicable Company Equity Plan. For greater certainty, in respect of each LTIP Unit governed by section 7 of the Income Tax Act (Canada) or Section 409A of the Code, as applicable, each LTIP Unit outstanding shall be exchanged for a Replacement LTIP Unit (i) to purchase one share of Maxar U.S. Common Stock (or, in the case of a U.S. taxpayer, to purchase one share of Maxar U.S. Common Stock or receive its cash equivalent, as applicable), and (ii) at a strike price or base price, as applicable, per Maxar U.S. Common Stock in U.S. dollars equal to the greater of (i) the exercise price (in Canadian dollars converted into U.S. dollars using the rate of exchange quoted by the Bank of Canada for the closest preceding Business Day prior to the Effective Date) per Company Share subject to such LTIP Unit immediately prior to the Effective Time, and (ii) such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Income Tax Act (Canada) or U.S. Treasury Regulations Section 1.409A-1(b)(5)(v)(D), as applicable;

(ii)          each outstanding RSU at the Effective Time will remain outstanding, but will be amended so that it represents the right to receive a share of Maxar U.S. Common Stock (or its cash equivalent) rather than a Company Share (or its cash equivalent) upon settlement of the RSU;

(iii)         (x) each Company Share in ESPP participants’ accounts at the Effective Time will be converted into a share of Maxar U.S. Common Stock, and, following the Effective Time, all current and future ESPP participant contributions will be used to acquire shares of Maxar U.S. Common Stock rather than Company Shares and (y) at the Effective Time, all ESPP participant contributions that remain uninvested will be converted from Canadian dollars to U.S. dollars at the exchange rate quoted by the Bank of Canada for the Business Day immediately preceding the Effective Date;

(iv)          each outstanding award under the Company’s Deferred Share Unit Plan at the Effective Time will remain outstanding, but “Shares” (as defined therein) will be amended to refer to a share of Maxar U.S. Common Stock rather than a Company Share such that, among other things, each award represents the right to receive an amount in cash based on the fair market value of a share of Maxar U.S. Common Stock rather than a Company Share; and

(v)           each outstanding right under the Share Matching Program at the Effective Time will remain outstanding, but will be amended so that each right will be subject to the same terms and conditions as before the Effective Time, except that each right will be converted into the right to receive shares of Maxar U.S. Common Stock (or their cash equivalent) rather than Company Shares (or their cash equivalent).

Section 2.8                                   Conditions Precedent to Completion of the Arrangement

The respective obligations of the Parties hereto to complete the Arrangement are subject to the satisfaction of, or mutual waiver by the Company and AcquisitionCo on or before the Effective Date of each of the following conditions:

(a)          The Interim Order shall have been obtained in form and substance satisfactory to each of the Company and AcquisitionCo, each acting reasonably.

(b)          The Arrangement Resolution shall have been approved at the Meeting by Securityholders as required by the Interim Order.

(c)          The Final Order shall have been granted in form and substance satisfactory to the Company and AcquisitionCo, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Company or AcquisitionCo, each acting reasonably, on appeal or otherwise.

(d)          All approvals and consents, regulatory or otherwise, which are necessary or advisable in connection with the consummation of the transactions contemplated in this Agreement and in the Plan of Arrangement shall have been obtained (including, without limitation, the conditional approval of the listing of the Maxar U.S. Shares on the TSX and the approval of the listing of the Maxar U.S. Shares on the NYSE).

(e)          The time period for the exercise of any Dissent Rights conferred upon Shareholders in respect of the Arrangement shall have expired and Shareholders shall not have exercised (or otherwise be deemed to have exercised) Dissent Rights with respect to that number of Company Shares that would make it inadvisable to proceed with the implementation of the Arrangement, as determined by the Company in its sole discretion.

(f)          No preliminary or permanent injunction, restraining order, cease trading order or order or decree of any Governmental Entity, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Arrangement or the transactions contemplated in the Arrangement Agreement or in the Plan of Arrangement and no such action, proceeding or order shall, to the best of the knowledge of the Company or AcquisitionCo, be pending or threatened and, without limiting the generality of the foregoing, no Person shall have filed any notice of appeal of the Final Order, and no Person shall have communicated to the Company or AcquisitionCo any intention to appeal the Final Order which, in the reasonable opinion of the Company or AcquisitionCo, would make it inadvisable to proceed with the implementation of the Arrangement.

(g)          This Agreement shall not have been terminated pursuant to Section 3.2.

ARTICLE 3
TERM AND TERMINATION

Section 3.1                                   Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 3.2                                   Termination of Agreement

This Agreement may be terminated prior to the Effective Time:

(a)                                 by the Company for any reason on written notice to AcquisitionCo;

(b)                                 by mutual written agreement of the Parties;

(c)                                  by any Party if the Effective Time has not occurred on January 1, 2019; or

(d)          by any party if the Meeting is duly convened and held and the Arrangement Resolution is voted on by Securityholders and not approved by Securityholders as required by the Interim Order.

ARTICLE 4
GENERAL

Section 4.1                                   Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Securityholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)           modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(c)                                  modify any conditions contained in this Agreement.

Section 4.2                                   Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the Parties at the following addresses or sent by email at the following addresses or at such other addresses as shall be specified by the Parties by like notice:

(a)                                 if to the Company:

1300 W 120th Avenue

Westminster, CO 80234

Attention:	Howard L. Lance
Facsimile:	1-604-273-9830
E-mail:	howard.lance@maxar.com

(b)                                 and if to AcquisitionCo:

1300 W 120th Avenue
Westminster, CO 80234

Attention:	Michelle Kley
Facsimile:	1-604-273-9830
E-mail:	michelle.kley@maxar.com

The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by email, the date of successful transmission thereof (unless transmission is received after business hours, in which case the date of receipt shall be deemed to be the next Business Day in the place of receipt).

Section 4.3                                   Time of the Essence

Time is of the essence in this Agreement.

Section 4.4                                   Third Party Beneficiaries

The Parties intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person, other than the Parties, and no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement (including all express or implied terms) in any action, suit, proceeding hearing or other forum.

Section 4.5                                   Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 4.6                                   Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.

Section 4.7                                   Successors and Assigns

This Agreement becomes effective only when executed by the Company and AcquisitionCo. After that time, it will be binding upon and enure to the benefit of the Company, AcquisitionCo and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 4.8                                   Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 4.9                                   Release

Subject to the BCBCA, no director, officer or employee of the Parties shall have any personal liability for anything done or purported to be done in connection with the transaction contemplated by this Agreement. Each of the Parties to this Agreement receives and holds the benefit of this release, to the extent that it relates to its directors, officers or employees, as agents for them.

Section 4.10                            Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 4.11                            Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or PDF) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar form of executed electronic copy of this Agreement, and such facsimile or similar form of executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

MAXAR TECHNOLOGIES LTD.

By:	(Signed) Howard L. Lance
Authorized Signing Officer

1182060 B.C. UNLIMITED LIABILITY COMPANY

By:	(Signed) Michelle Kley
Authorized Signing Officer

SCHEDULE A
FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1                               Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“AcquisitionCo” means 1182060 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the laws of the province of British Columbia and, as at the time that is immediately before the Effective Time, an indirect wholly-owned subsidiary of the Company.

“Amalco” has the meaning specified in Section 2.3(e).

“Amalgamation” has the meaning specified in Section 2.3(e).

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and AcquisitionCo, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of October 8, 2018 between the Company and AcquisitionCo (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by Securityholders.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or New York, New York.

“Company” means Maxar Technologies Ltd., a corporation existing under the laws of the Province of British Columbia.

“Company Circular” means the management information circular relating to the Company Meeting, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Equity Plans” means the Company’s 2014 Long-term Incentive Plan, 2015 Long-term Incentive Plan, 2016 Long-term Incentive Plan, 2017 Long-Term Incentive Plan, Omnibus Equity Incentive Plan and the assumed DigitalGlobe, Inc. Employee Stock Option Plan.

“Company Meeting” means the special meeting of Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

“Company Shares” means the common shares in the capital of the Company.

“Consideration” means one (1) share of Maxar U.S. Common Stock per Company Share.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc., or such other Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of AcquisitionCo, acting reasonably.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“Effective Date” means the date upon which this Plan of Arrangement becomes effective as specified in the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Company and AcquisitionCo agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting.

“Law” means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Letter of Transmittal” means the letter of transmittal delivered by the Company to all registered Shareholders at the close of business on October 12, 2018 together with the Company Circular, which will enable the holder to receive one share of Maxar U.S. Common Stock for each Company Share.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“LTIP Unitholders” means the holders of LTIP Units.

“LTIP Units” means the appreciation units granted under the Company Equity Plans.

“Maxar U.S.” means a wholly-owned subsidiary of the Company to be incorporated as a corporation under the Delaware General Corporation Law prior to the Effective Time.

“Maxar U.S. Common Stock” means the common stock, par value U.S.$0.0001 per share, of Maxar U.S.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 288 of the BCBCA, subject to any amendments or variations made in accordance with the Arrangement Agreement and Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Replacement LTIP Unit” means an appreciation unit granted in respect of Maxar U.S. Common Stock in replacement of an LTIP Unit on the basis set forth herein.

“Securityholders” means the Shareholders and the LTIP Unitholders.

“Shareholders” means the registered and/or the beneficial holders of the Company Shares, as the context requires.

1.2                               Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)           Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)           Currency. All references to dollars or to $ are references to Canadian dollars and all references to U.S.$ are references to U.S. dollars.

(3)           Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)                                 Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)                                 Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)                                 Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)                                 Time References. References to time herein or in any Letter of Transmittal are to local time in Vancouver, British Columbia.

ARTICLE 2
THE ARRANGEMENT

2.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2                               Binding Effect

This Plan of Arrangement and the Arrangement will become effective and be binding on AcquisitionCo, the Company, Amalco, Maxar U.S., all Shareholders, including Dissenting Holders, LTIP Unitholders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3                               Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)           each of the Company Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall, without any further act or formality on the part of the Company or such Dissenting Holders, be deemed to have been transferred to the Company and thereupon cancelled in consideration for a debt claim against the Company for the amount determined under Article 3, and:

(i)            such Dissenting Holders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares, other than the right to be paid fair value by the Company for such Company Shares, as set out in Section 3.1; and

(ii)           such Dissenting Holders’ names shall be removed as the holders of such Company Shares from the central securities register of the Company;

(b)                                 each of the following steps shall occur simultaneously:

(i)            (A) each Company Share outstanding immediately prior to the Effective Time, other than Company Shares cancelled under (a) above, shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to AcquisitionCo in exchange for the Consideration; (B) the holders of such Company Shares shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement; (C) such holders’ names shall be removed from the central securities register of the Company and added to the central securities register of Maxar U.S.; and (D) AcquisitionCo shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and shall be entered in the central securities register of the Company as the holder of such Company Shares;

(ii)           Maxar U.S. will issue the Consideration to the holders of Company Shares referred to in Section 2.3(b)(i) in respect of each Company Share that is assigned and transferred to AcquisitionCo pursuant Section 2.3(b)(i); and

(iii)         in consideration for the issuance of the Consideration by Maxar U.S. described in Section 2.3(b)(ii), AcquisitionCo will issue to Maxar U.S. one common share of AcquisitionCo in respect of each share of Maxar U.S. Common Stock that Maxar U.S. issues pursuant to Section 2.3(b)(ii);

(c)           all Maxar U.S. Common Stock held by the Company shall be deemed to have been redeemed and cancelled by Maxar U.S. without any further act or formality on the part of Maxar U.S. in consideration for U.S.$1.00 in cash;

(d)                                 each outstanding LTIP Unit shall be exchanged for a Replacement LTIP Unit, with the terms and conditions of such Replacement LTIP Unit being substantially similar to such LTIP Unit for which it was exchanged (other than the currency of the strike price or base price, as applicable, which shall be denominated in U.S. dollars and converted, as necessary, into U.S. dollars using the rate of exchange quoted by the Bank of Canada for the closest preceding Business Day prior to the Effective Date), as adjusted to take into account the Arrangement pursuant to the terms of the applicable Company Equity Plan. For greater certainty, in respect of each LTIP Unit governed by section 7 of the Income Tax Act (Canada) or Section 409A of the U.S. Internal Revenue Code, as applicable, each LTIP Unit outstanding shall be exchanged for a Replacement LTIP Unit (i) to purchase one share of Maxar U.S. Common Stock (or, in the case of a U.S. taxpayer, to purchase one share of Maxar U.S. Common Stock or receive its cash equivalent, as applicable), and (ii) at a strike price or base price, as applicable, per Maxar U.S. Common Stock in U.S. dollars equal to the greater of (i) the exercise price (in Canadian dollars converted into U.S. dollars using the rate of exchange quoted by the Bank of Canada for the closest preceding Business Day prior to the Effective Date) per Company Share subject to such LTIP Unit immediately prior to the Effective Time, and (ii) such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Income Tax Act (Canada) or U.S. Treasury Regulations Section 1.409A-1(b)(5)(v)(D), as applicable; and

(e)           the Company and AcquisitionCo shall be amalgamated to form one unlimited liability company (“Amalco”) with the same effect as if they had amalgamated under Section 273 of the BCBCA (the “Amalgamation”) and, with effect from the Amalgamation:

(i)           Maxar U.S. shall receive on the Amalgamation one Amalco common share in exchange for each AcquisitionCo common share previously held and all of the issued and outstanding Company Shares will be cancelled without any repayment of capital in respect thereof;

(ii)           the name of Amalco shall be “Maxar Technologies Ltd.”;

(iii)          Amalco shall be authorized to issue an unlimited number of common shares without par value;

(iv)          the articles and notice of articles of Amalco shall be substantially in the form of AcquisitionCo’s articles and notice of articles;

(v)           the first annual general meeting of Amalco or resolutions in lieu thereof shall be held within 18 months from the Effective Date;

(vi)          the first directors of Amalco following the Amalgamation shall be: •; and

(vii)         the stated capital of the common shares of Amalco will be an amount equal to the stated capital attributable to the common shares of AcquisitionCo immediately prior to the Amalgamation.

ARTICLE 3
RIGHTS OF DISSENT

3.1                               Rights of Dissent

(a)                                 Shareholders may exercise dissent rights with respect to the Company Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set under Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and this Section 3.1; provided, however, that written objection to the Arrangement Resolution contemplated by subsection 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who:

(i)            ultimately are entitled to be paid fair value for the Company Shares held by them in respect of which Dissent Rights have been validly exercised, shall be deemed to have had the Company Shares held by them and in respect of which Dissent Rights have been validly exercised transferred to the Company and thereupon cancelled, as provided in Section 2.3(a), and they: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and

(ii)           ultimately are not entitled, for any reason, to be paid fair value for the Company Shares held by them in respect of which Dissent Rights have been validly exercised, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares.

3.2                               Recognition of Dissenting Holders

(a)                                 In no circumstances shall the Company, Amalco or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(b)           For greater certainty, in no case shall the Company, Amalco, Maxar U.S. or any other Person be required to recognize Dissenting Holders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a), and the names of such Dissenting Holders shall be removed from the registers of holders of the Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(a) occurs.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1                               Payment of Consideration

(a)           Prior to the Effective Time, such number of shares of Maxar U.S. Common Stock as is required pursuant to Section 2.3(b) shall be deposited with the Depositary for the benefit of Shareholders.

(b)           Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.3(b), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder surrendering such certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement for such Company Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)           Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Company Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Company Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in the Company, AcquisitionCo, Amalco or Maxar U.S. On such date, all Maxar U.S. Common Stock to which such former holder was entitled shall be deemed to have been surrendered to Maxar U.S. for cancellation.

(d)                                 Any right or claim to consideration hereunder that remains outstanding on the day that is three years less one day from the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to AcquisitionCo for no consideration.

(e)                                  No holder or former holder of Company Shares shall be entitled to receive any consideration with respect to such Company Shares other than any Maxar U.S. Common Stock to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2                               Lost Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, Maxar U.S. or the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration in accordance with such holder’s Letter of Transmittal. When authorizing such Consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to AcquisitionCo, Amalco, Maxar U.S. and the Depositary (each acting reasonably) in such sum as AcquisitionCo, Amalco or Maxar U.S. may direct (acting reasonably), or otherwise indemnify AcquisitionCo, Amalco and Maxar U.S. in a manner satisfactory to AcquisitionCo, Amalco and Maxar U.S., each acting reasonably, against any claim that may be made against AcquisitionCo, the Company, Amalco and Maxar U.S. with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3                               Withholding Rights

AcquisitionCo, the Company, Amalco, Maxar U.S. and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as AcquisitionCo, the Company, Amalco or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment under this Plan of Arrangement, AcquisitionCo, Maxar U.S., the Company, Amalco or the Depositary, as applicable, may sell or otherwise dispose of any portion of the Maxar U.S. Common Stock deliverable to such holder as is necessary to provide sufficient funds to enable AcquisitionCo, Maxar U.S., the Company, Amalco or the Depositary, as applicable, to comply with such deduction and/or withholding requirements.

4.4                               No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5                               Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares and LTIP Units issued or outstanding prior to the Effective Time, (b) the rights and obligations of Shareholders, the Company, AcquisitionCo, Amalco, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares or LTIP Units shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                 The Company and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by the Company and AcquisitionCo, each acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to Securityholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or AcquisitionCo at any time prior to the Company Meeting (provided that the Company or AcquisitionCo, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Company and AcquisitionCo (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Securityholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares or LTIP Units.

ARTICLE 6
FURTHER ASSURANCES

6.1                               Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company, AcquisitionCo, Amalco and Maxar U.S. shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.            The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Maxar Technologies Ltd. (“Maxar Canada”) pursuant to the arrangement agreement made as of October 8, 2018, between Maxar Canada and 1182060 B.C. Unlimited Liability Company, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as the Arrangement may be amended, modified or supplemented in accordance with the Arrangement Agreement and the Plan of Arrangement (as defined below), as more particularly described and set forth in the accompanying management information circular (the “Circular”) of Maxar Canada in connection with the Arrangement (as may be amended, supplemented or otherwise modified from time to time), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.                                      The plan of arrangement of Maxar Canada (as it has been or may be amended, modified or supplemented in accordance with its terms and with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix B to the Circular, is hereby authorized, approved and adopted.

3.                                      The: (i) Arrangement Agreement and related transactions, (ii) actions of the directors of Maxar Canada in approving the Arrangement and the Arrangement Agreement, and (iii) actions of the directors and officers of Maxar Canada in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.                                      Maxar Canada be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they have been or may be amended, modified or supplemented and as described in the Circular).

5.                                      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of Maxar Canada and the holders of Maxar Canada share appreciation units or that the Arrangement has been approved by the Court, the directors of Maxar Canada are hereby authorized and empowered to, without notice to or approval of the securityholders of Maxar Canada (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.                                      Any officer or director of Maxar Canada is hereby authorized and directed for and on behalf of Maxar Canada to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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